FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

P.E.
5-1-02

For the Month of May 2002

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....   Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........   No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-....................

Attached to the Registrant's Form 6-K for the month of May 2002 and incorporated by reference herein is the Registrant's immediate report dated May 22, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Registrant)

By: ______________________
Iris Yahal
Chief Financial Officer

Dated: May 22, 2002

Monday May 13, 8:30 am Eastern Time

Press Release

SOURCE: Crystal Systems Solutions Ltd.

Crystal Systems Solutions Ltd. Announces First Quarter Results for 2002 -- On Track to Operating Profitability

HERZLIA, Israel--(BUSINESS WIRE)--May 13, 2002--Crystal Systems Solutions Ltd. (Nasdaq:CRYS - News), a global provider of leading software products and tools for the modernization of existing legacy applications, today announced its financial results for the first quarter of 2002.

Revenues for the first quarter were $8.1 million, remaining at the same level as in the previous quarter. EBITDA profit for the first quarter was $510K, as compared to EBITDA loss of $470K in the fourth quarter of 2001.

Net loss for the quarter was $238K representing $(0.02) per share, as compared to approximately $7 million in the previous quarter, which was $(0.69) per share.

The operating profitability achieved in the first quarter is a reflection of the continuing restructuring efforts and adjustments started last year. The successfully modified revenue mix has achieved its expected results, increasing the income by concentrating on license sales and fixed price projects and spending less effort on lower margin, non-repeatable consulting services. Last year's implementation of Crystal's cost reduction strategy reduced operating expenses for this year's first quarter to $7.5 million compared to $ 8.5 million in the previous quarter.

"Crystal's results this quarter are in line with expectations. Crystal's current tool portfolio consists of two main lines, both needed for application development in the e-business environment. Crystal's products, tools, and solutions address the legacy renewal and extension market, while through its subsidiary Mainsoft, the company targets the application porting space. Sophisticated porting solutions enable simultaneous, multi-platform development, allowing companies to focus on the creation of new revenue gathering products, including server and Web services offerings, rather than on porting." "The search for solutions that maximize the value of existing systems, while meeting the new business challenges and maintaining a high ROI, creates a positive market place for all our tools and products," said Gad Goldstein, Chairman of the Board.

"The positive trend of the first quarter results are attributable to a mixture of revenues from new and repeat customers such as Computer Associates, ESRI, Plumtree, and Lucent Technologies, combined with reduced expenses. Crystal's proven ability to successfully manage its recovery strategy is the basis for confidence in a sustainable trend of improved results," concluded Mr. Goldstein.

Conference Call Details:

Gad Goldstein, Chairman of the Board, and Iris Yahal, Chief Financial Officer will discuss the first quarter results and will be available to answer questions. The conference call will be held on:

Monday, 13 May 2002, at 11:00 A.M. (EST)

Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call.

In the US call: 800/450-0788

Outside the US call: 612/332-0923

Callers should reference "Crystal Systems Solutions First Quarter Results" to the AT&T conference call operator.

An automated replay of the conference call will be available from May 13th at 2:00 P.M. until May 15th at 11:59 P.M. (EST). To access the replay, please call (USA) 1-800/475-6701 (International) 1-320/365-3844 and enter Crystal's access code: 638377.

About Crystal Systems Solutions Ltd.

Crystal Systems Solutions has developed solutions that enable its clients to efficiently manage the IT assets at their disposal, whether these are legacy applications, modern application packages, middleware, or networking technologies.

Crystal Systems Solutions Ltd. provides cross-platform software renovation, modernization, and IT asset management solutions that are designed to accelerate the process of mission-critical legacy renewal, integration, and maintenance during an application's entire life cycle.

For more information, please visit our web site at http://www.crystal-sys.com.

Crystal Systems Solutions is a member of the Formula Group (Nasdaq:FORTY - News). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

CRYSTAL SYSTEMS SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31 2002	December 31 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,230	$ 9,374
Marketable securities	1,084	574
Accounts receivable:		
Trade	11,859	12,171
Other	1,838	2,253
Total current assets	23,011	24,372
INVESTMENTS	9,502	8,053
FIXED ASSETS		
Cost	9,917	9,799
Less - accumulated depreciation	6,680	6,449
Total fixed assets	3,237	3,350
OTHER ASSETS, NET	19,060	18,892
Total assets	$ 54,810	$ 54,667
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit	$ 2,506	$ 1,827
Accounts payable and accruals:		
Trade	4,439	5,261
Other	6,953	6,930
Total current liabilities	13,898	14,018
LONG-TERM LIABILITIES:		
Accrued severance pay, net	650	702
Loans from banks and others	730	734
Total long-term liabilities	1,380	1,436
MINORITY INTEREST	4,209	3,956
SHAREHOLDERS' EQUITY (net of cost of 1,766,100 shares held by subsidiaries)	35,323	35,257
Total liabilities and shareholders' equity	$ 54,810	$ 54,667

CRYSTAL SYSTEMS SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per-share data)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Revenues	$ 8,053	$ 11,014
Cost of revenues	3,191	5,334
Gross profit	4,862	5,680
Software development costs	1,873	2,375
Selling, general and administrative expenses	2,479	4,963
	510	(1,658)
Depreciation	298	410
Amortization of goodwill		356
Goodwill impairment, Restructuring costs & Non-recurring expenses		870
Operating income (loss)	212	(3,294)
Financial income (expenses), net	(67)	(150)
Other income (loss), net	106	(7)
Income (loss) before taxes	251	(3,451)
Taxes on income	31	78
	220	(3,529)
Minority interest	(256)	455
Equity in losses of affiliated companies, net	(202)	(340)
Net income (loss)	(238)	(3,414)
Basic earnings per share	$ (0.02)	$ (0.34)
Diluted earnings per share	$ (0.02)	$ (0.34)
Common shares outstanding	10,050	9,946
Common shares assuming dilution	10,050	10,030